UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-27023
(Check One) ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 878379205
For Period Ended: _June 30, 2006_________________________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    N/A

PART I - REGISTRANT INFORMATION

    Technest Holdings, Inc.

Full Name of Registrant

    N/A

Former Name if Applicable

    1 McKinley Square, Fifth Floor

Address of Principal Executive Office (Street and Number)

    Boston, MA 02109

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)
On July 10, 2006, the Company received additional comments from the Securities and Exchange Commission on its registration statement (Registration File No. 333- 130617). The Company requires additional time in order to fully incorporate the SEC’s comments into its annual report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gino Pereira	617	722-9800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company changed its fiscal year end from December 31 to June 30. The comparative period for the year ended June 30, 2006 is the six months ended June 30, 2005. In addition, the six months ended June 30, 2005 will be restated to reflect the reclassification of certain warrants from equity to liabilities. The effect of this restatement is an approximate net loss of $36 million. For the year ended June 30, 2006, the Company expects to show net income of approximately $21 million due to the remeasurement of the fair value of the warrants prior to reclassification from liabilities to equity due to a change in the terms of the registration rights agreement.

Technest Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2006	By: /s/ Gino Pereira
Gino Pereira, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.